SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file number 000-12255

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

YRC REGIONAL TRANSPORTATION, INC. 401(K) RETIREMENT PLAN

B.	Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

YRC WORLDWIDE INC.

10990 Roe Avenue

Overland Park, Kansas 66211

YRC REGIONAL TRANSPORTATION, INC.

401(K) RETIREMENT PLAN

Audited Financial Statements and Supplemental Schedule

Years ended December 31, 2006 and 2005

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Benefits Administrative Committee of YRC Worldwide, Inc.

YRC Regional Transportation, Inc. 401(k) Retirement Plan (Formerly the USF Employees’ 401(k) Retirement Plan)

We have audited the accompanying statements of net assets available for benefits of the YRC Regional Transportation, Inc. 401(k) Retirement Plan (the Plan) as of December 31, 2006 and 2005, and the related statements of changes in net assets available for benefits for the years ended December 31, 2006 and 2005. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006 and 2005, and the changes in its net assets available for benefits for the years ended December 31, 2006 and 2005, in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2006 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

As further described in Note 6, the Plan adopted FSP AAG INV-1 and SOP 94-4-1 for the years ended December 31, 2006 and 2005.

/s/ Mayer Hoffman McCann P.C.

Leawood, Kansas

June 25, 2007

YRC REGIONAL TRANSPORTATION, INC.

401(K) RETIREMENT PLAN

Statements of Net Assets Available for Benefits

December 31, 2006 and 2005

	2006	2005
Assets
Investments—At fair value:
Mutual Funds	$260,250,071	$289,302,928
Common/Collective Trusts	60,634,435	15,437,034
YRC Worldwide Inc. Stock Fund	2,220,145	3,408,018
Participant loans	11,680,660	11,016,352

Total Investments	334,785,311	319,164,332

Receivables:
Participant contributions	559,629	356,477
Employer contributions	822,177	1,735,830
Accrued interest and other	112,199	83,317

Total contributions receivable	1,494,005	2,175,624

Net Assets Reflecting all Investments at Fair Value	336,279,316	321,339,956
Adjustments from fair value to contract value for fully benefit-responsive investment contracts	728,897	175,251

Net Assets Available for Benefits	$337,008,213	$321,515,207

See accompanying notes to financial statements.

YRC REGIONAL TRANSPORTATION, INC.

401(K) RETIREMENT PLAN

Statements of Changes in Net Assets Available for Benefits

For the years ended December 31, 2006 and 2005

	2006	2005
Additions:
Investment income:
Dividend and interest income	$990,517	$2,106,553
Net realized and unrealized appreciation in fair value of investments	30,088,158	20,860,184

Total investment income	31,078,675	22,966,737
Contributions:
Participants	17,919,658	22,015,503
Employers	9,276,957	11,152,803

Total contributions	27,196,615	33,168,306

Total additions	58,275,290	56,135,043

Deductions:
Benefits paid to participants	42,735,460	58,067,636
Administrative expenses	46,824	71,181

Total deductions	42,782,284	58,138,817

Net increase (decrease)	15,493,006	(2,003,774)
Net assets available for benefits:
Beginning of year	321,515,207	323,518,981

End of year	$337,008,213	$321,515,207

See accompanying notes to financial statements.

YRC REGIONAL TRANSPORTATION, INC.

401(K) RETIREMENT PLAN

Notes to Financial Statements

December 31, 2006 and 2005

(1)	Plan Description

The following description of the YRC Regional Transportation, Inc. 401K Retirement Plan (the Plan) is provided for general information purposes only. More complete information regarding the Plan provisions may be found in the Plan document.

(a)	General

The Plan is a defined contribution plan established by YRC Regional Transportation, Inc. (formerly known as USF Corporation) and sponsored by YRC Worldwide Inc. (the Company), under provisions of Section 401(a) of the Internal Revenue Code (the Code).

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 as amended (ERISA).

Effective January 1, 2006, the Plan name was changed from USF Employees’ 401(K) Retirement Plan to YRC Regional Transportation, Inc. 401(K) Retirement Plan to reflect the name change of USF Corporation to YRC Regional Transportation, Inc.

(b)	Plan Administration

The Plan is administered by the Company’s Benefits Administrative Committee. Plan assets were held by Fidelity Management Trust Company (Fidelity), as trustee.

(c)	Eligibility

Generally, the Plan covers certain employees of YRC Regional Transportation, Inc., Meridian IQ Services, USF Sales Corporation, USF Holland Inc., USF Reddaway Inc., USF Glen Moore Inc., USF Technology Services Inc., and IMUA Handling, Inc. (collectively, the Employers).

Certain classifications of employees are excluded from participating in the Plan, including the unionized employees if they have separately bargained for retirement benefits. Full-time employees are eligible to participate in the Plan after completing 90 consecutive days of service with the Employers. Generally, temporary and part-time employees are eligible to participate in the Plan after completing 1000 hours of service during any 12-month period beginning on their date of hire or anniversary of their date of hire.

(d)	Contributions

Eligible employees can contribute a percentage of their cash compensation, as defined by the Plan, subject to certain limitations under the Code. Each of the Employers may provide matching contributions, nonelective contributions and/or discretionary contributions.

YRC REGIONAL TRANSPORTATION, INC.

401(K) RETIREMENT PLAN

Notes to Financial Statements

December 31, 2006 and 2005

(1)	Plan Description (continued)

(e)	Participant Accounts

Each participant’s account is adjusted to reflect all contributions, withdrawals, distributions, earnings and increases or decreases in the value of investments.

(f)	Vesting

Participants are fully vested at all times in their accounts.

(g)	Investment Options

Participants may direct the investment of future contributions made by them and on their behalf in any of a number of discretionary investment funds. The discretionary investment funds represent a broad range of investment options with investment categories that range from those having potentially more inflation risk and less investment risk to those having less inflation risk and more investment risk, including a brokerage account feature. Participants may change their investment options daily.

The Plan currently offers 24 mutual funds, one managed income portfolio and one money market fund as investment options for participants.

(h)	Loans to Participants

Subject to such rules and limitations as may be established from time to time, participants are allowed to borrow from employee deferral contributions, rollover accounts, or any after-tax deferrals in their account subject to a limit of the lesser of 50% of their account balance, or $50,000. The loans are secured by the balance in the participant’s account. Generally, the interest rate on loans is 1% plus the prime rate reported in The Wall Street Journal in effect on the 15th day of the month preceding the month in which the loan is disbursed. Loan repayments are made by payroll deductions, generally over a period not to exceed five years at the election of the participant, with the exception of principal residence loans, which may be extended over a longer period.

(i)	Benefits

Upon termination of service for any reason, the participant or their beneficiary is entitled to distribution of his or her account through an elected distribution method made by the participant in accordance with the Plan’s provisions.

YRC REGIONAL TRANSPORTATION, INC.

401(K) RETIREMENT PLAN

Notes to Financial Statements

December 31, 2006 and 2005

(1)	Plan Description (continued)

(j)	Risk and Uncertainties

Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

(2)	Summary of Significant Accounting Policies

(a)	Basis of Accounting

The accompanying financial statements are prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles.

(b)	Use of Estimates

The preparation of the financial statements in conformity with U.S. generally accepted accounting principles requires the Plan’s management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.

(c)	New Accounting Pronouncements

In 2006, the Financial Accounting Standards Board issued FASB Staff Position (FSP) Nos. AAG INV-1 and SOP 94-4-1, Reporting of Fully-Benefit Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined Contribution Health and Welfare and Pension Plans.

This new pronouncement states investment contracts held by defined contribution plans are required to be reported at fair value, except fully-benefit responsive investment contracts are reflected at contract value, since it represents the amount at which participants can execute transactions in the Plan. In order to reflect fully-benefit responsive contracts at contract value an adjustment from net assets at fair value to contract value is reflected in the Statement of Net Assets Available for Benefits. The prior year financial statements have been restated to reflect retrospective application of the FSP accordingly.

(d)	Valuation of Investments and Income Recognition

The Plan’s investments are stated at fair value. Quoted market prices, if available, are used to value investments. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year-end. The units in the YRC Worldwide Inc. Stock Fund are valued at quoted market prices at year-end. See Note 6 regarding the valuation of the investment contract.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

YRC REGIONAL TRANSPORTATION, INC.

401(K) RETIREMENT PLAN

Notes to Financial Statements

December 31, 2006 and 2005

(2)	Summary of Significant Accounting Policies (continued)

(e)	Administrative Expenses

The Company pays all administrative expenses of the Plan, except for administrative fees related to servicing participant loans and broker fees. The investment income of the trust is net of any investment advisory fees charged by the managers.

(f)	Benefit Payments

Benefit payments to participants are recorded upon distribution. There were no amounts allocated to accounts of persons who elected to withdraw from the Plan but were not yet paid at December 31, 2006 and 2005.

(3)	Plan Termination

The Company has the right under the terms of the Plan to discontinue its contributions at any time and terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, the Plan shall pay all expenses chargeable against the Plan and shall then distribute all assets to the participants in proportion to the amounts credited to their accounts at the date of such termination. If the Plan is terminated, the trust established within the Plan will continue until each account has been distributed.

(4)	Investments

Participants may direct investment of their accounts among several mutual funds that invest in stocks, money markets, U.S. government securities, and corporate bonds.

During 2006 and 2005, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $30,088,158 and $20,860,184, respectively, as follows:

	2006	2005
Mutual Funds	$30,506,121	$18,784,046
YRC Worldwide Inc. Stock Fund	(417,963)	(700,895)
USF Corporation Unitized Stock Fund	—	2,777,033

Total change in net assets	$30,088,158	$20,860,184

YRC REGIONAL TRANSPORTATION, INC.

401(K) RETIREMENT PLAN

Notes to Financial Statements

December 31, 2006 and 2005

(4)	Investments (continued)

The following investments individually represent 5% or more of the plan’s net assets available for benefits as of December 31, 2006 and 2005:

	2006	2005
ABF Large Cap Valuation PA	17,053,474	*
PIMCO Total Return Fund – Administrative Class	19,909,403	*
American Funds Growth Fund America Class R5	82,896,587	*
Fidelity Managed Income Portfolio II Class 2	60,634,435	*
Fidelity Blue Chip Growth Fund	*	36,622,734
Fidelity Growth Company Fund	*	63,387,313
Fidelity Intermediate Bond Fund	*	18,529,889
Fidelity Magellan Fund	*	45,388,252
Fidelity Retirement Money Market Portfolio	*	52,621,523
Neuberger Berman Genesis Fund—Trust Class	*	16,648,530

*	Fund did not represent 5% or more of the plan’s net assets available for benefits

(5)	Related-Party Transactions

Certain Plan investments are shares of funds managed by Fidelity Management Trust Company, the trustee of the Plan and, therefore, these transactions qualify as party-in-interest transactions. Certain Plan investments are shares of common stock of the Company, the Plan sponsor and, therefore, qualify as party-in-interest transactions. Certain Plan investments are loans to participant employees of the Employers, and, therefore, these transactions qualify as party-in-interest transactions.

(6)	Investment Contract with Fidelity Management Trust Company

The Plan has a benefit-responsive investment contract with Fidelity Management Trust Company. Fidelity maintains the contributions in a general account. The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The contract is included in the statements of net assets available for benefits at estimated fair value as provided by Fidelity.

The adjustment from fair value to contract value for the investment contract is based on the contract value as provided by Fidelity. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

YRC REGIONAL TRANSPORTATION, INC.

401(K) RETIREMENT PLAN

Notes to Financial Statements

December 31, 2006 and 2005

(6)	Investment Contract with Fidelity Management Trust Company (continued)

Information on the fully-benefit response investment contract held by the Plan is as follows as of December 31:

	2006	2005
Fair Value	$60,634,435	$15,437,034
Average yield	5.59%	3.83%
Crediting interest rate	4.37%	3.65%

The crediting interest rate is based on a formula agreed upon with Fidelity. Such interest rates are reviewed periodically for resetting. Certain events, such as the premature termination of the contract by the Plan or the termination of the Plan, would limit the Plan’s ability to transact at contract value with Fidelity. The Plan administrator believes the occurrence of such events is not probable.

(7)	Income Tax Status

The Internal Revenue Service has determined by a letter, dated June 6, 2003 that the Plan and related trust were designed in accordance with the applicable regulations of the Code. The Plan has been amended since receiving the determination letter; however, the Company believes that the Plan is currently designed and operated in compliance with the applicable requirements of the Code, and the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

(8)	Difference Between Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2006 and 2005 to the Form 5500:

	2006	2005
Net assets available for benefits per financial statements	$337,008,213	$321,515,207
Adjustments from contract value to fair value for fully benefit-responsive investment contracts	(728,897)	(175,251)

Net assets available for benefits per the Form 5500	$336,279,316	$321,339,956

YRC REGIONAL TRANSPORTATION, INC.

401(K) RETIREMENT PLAN

Notes to Financial Statements

December 31, 2006 and 2005

(9)	Nonexempt Party-in-Interest Transaction

On October 8, 2003, YRC Regional Transportation, Inc. remitted participant contributions from March 19, 2002 of $22,470 and related employer matching contributions of $628 to the trustee which was later than required under Department of Labor (DOL) Regulations governing the timing of depositing participant contributions. In addition, participant accounts were subsequently credited with the amount of investment income which would have been earned had the participant contributions been remitted on a timely basis. The Company applied to the DOL’s Voluntary Fiduciary Correction Program (VCP), disclosed this issue, and received a letter from DOL dated April 21, 2005, that its corrective actions were consistent with VCP. No further actions are deemed necessary by the Company at this time.

Upon discontinuance of certain operations in 2005, 41 participants applied for and received distributions of their Plan accounts based on their termination. Twelve of these 41 participants received impermissible distributions based on the fact that they experienced a gap of employment of five or fewer days. The remaining 29 individuals experienced a gap of employment ranging from six to 104 days. The 12 participants received impermissible distributions ranging from $2,055 to $91,700 for a total of approximately $293,040. In addition, the Plan failed to inform former employees of the discontinued operations of their right to elect such distributions. As a result of this failure, the former employees did not request distributions of their accounts prior to being hired by another participating entity and arguably became ineligible to receive such distributions because they are currently employed by another participating entity. On July 18, 2006, the Company applied to the DOL’s VCP, disclosed these issues and recommended corrective action plans for each noted failure. The Company is currently awaiting a response from the DOL.

(10)	Plan Amendments

Effective January 1, 2006, the Plan was amended as follows:

(a)	YRC Worldwide Inc. is the Plan sponsor.

(b)	The Benefits Administrative Committee of YRC Worldwide Inc. is the Plan administrator.

(c)	Change the name of the Plan to the YRC Regional Transportation, Inc. 401(K) Retirement Plan.

(11)	Subsequent Events

Effective January 1, 2007, the Plan was amended to provide automatic enrollment for employees that do not affirmatively elect to opt out of participation in the Plan.

YRC REGIONAL TRANSPORTATION, INC.

401(K) RETIREMENT PLAN

EIN: 36-3790696

PN: 002

SCHEDULE H, LINE 4i—Schedule of Assets (Held at End of Year)

December 31, 2006

	Investment description	Shares	Cost	Current Value
	ABF Large Cap Valuation PA	748,616 units	(1)	$17,053,474
	American Funds Europacific Growth Fund Class A	254,223 units	(1)	11,836,628
	American Funds Growth Fund American Class R5	2,522,720 units	(1)	82,896,587
	Artisan Mid Cap Value Fund	377,544 units	(1)	7,618,828
	Baron Small Cap Fund	216,068 units	(1)	4,932,838
*	Fidelity Contrafund	159,514 units	(1)	10,400,283
*	Fidelity Diversified International Fund	409,212 units	(1)	15,120,397
*	Fidelity Freedom 2000 Fund	62,327 units	(1)	776,593
*	Fidelity Freedom 2005 Fund	175,096 units	(1)	2,032,865
*	Fidelity Freedom 2010 Fund	794,866 units	(1)	11,620,943
*	Fidelity Freedom 2015 Fund	1,166,543 units	(1)	14,231,820
*	Fidelity Freedom 2020 Fund	954,586 units	(1)	14,824,717
*	Fidelity Freedom 2025 Fund	666,106 units	(1)	8,506,172
*	Fidelity Freedom 2030 Fund	568,357 units	(1)	9,110,757
*	Fidelity Freedom 2035 Fund	294,792 units	(1)	3,888,304
*	Fidelity Freedom 2040 Fund	323,708 units	(1)	3,068,748
*	Fidelity Freedom 2045 Fund	4,137 units	(1)	44,431
*	Fidelity Freedom 2050 Fund	8,745 units	(1)	94,008
*	Fidelity Freedom Income Fund	78,978 units	(1)	911,402
*	Fidelity Managed Income Portfolio II Class 2	60,634,435 units	(1)	60,634,435
*	Fidelity Retirement Money Market Portfolio	358 units	(1)	358
*	Fidelity Spartan U.S. Equity Index Fund	73,478 units	(1)	3,687,129
	Neuberger Berman Genesis Fund—Trust Class	277,488 units	(1)	13,244,488
	PIMCO High Yield Administrative Class	287,825 units	(1)	2,846,594
	PIMCO Total Return Fund—Administrative Class	1,918,054 units	(1)	19,909,403
	WFA Small Company Value-Administrative Class	100,715 units	(1)	1,592,304
*	YRC Worldwide Inc. Stock Fund			2,220,145
*	Participant loans (maturing 2007 to 2019 at interest rates of 4.0%—10.75%)			11,680,660

	Total			$334,785,311

*	Party-in-interest to the Plan

(1)	Cost information may be omitted as Plan assets are participant directed.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

YRC WORLDWIDE INC.

(Registrant)

Date:	June 29, 2007	By:	/s/ Harold D. Marshall
Harold D. Marshall
Chairman
Benefits Administrative Committee

EXHIBIT INDEX

Exhibit No.	Description

23.1	Consent of Mayer Hoffman McCann P.C.